EXHIBIT 3.35

CERTIFICATE OF INCORPORATION OF

THE TECHS INDUSTRIES, INC.

1.              The name of the corporation is The Techs Industries, Inc. (the “Corporation”).

2.              The registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of the registered agent at such address is The Corporation Trust Company.

3.              The purpose of the Corporation is to engage in any lawful act or activity for which corporations maybe organized under the Delaware General Corporation Law.

4.              The name and address of the incorporator is Megan Caughran, 425 Lexington Avenue, New York, New York, 10017.

5.              The Board of Directors of the Corporation, acting by minority vote, is expressly authorized to adopt, alter, amend or repeal the By-Laws of the Corporation.

6.              The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders herein are granted subject to this reservation.

7.              Except as otherwise provided by the Delaware General Corporation Law as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article Seven shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

8.              The total number of shares of stock that the Corporation is authorized to issue is 1,000 shares of which 1,000 of said shares shall be designated Common Stock, par value $0.01 per share.